Exhibit 99.1
The Board of Directors of Duoyuan Global Water Inc. Forms Special
Investigation Committee
Expands 3rd Party Review into Investigation
Beijing, China, April 6, 2011 — The Board of Directors of Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), today announced that it has passed the following resolutions in response to shareholder concerns:
•	The Board has broadened the third party review, which was authorized by the Board on September 14, 2010 and is led by Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates (“Skadden”), into a more thorough and exhaustive third party investigation. In doing so, the Board authorizes Skadden to investigate the Company’s business practices including but not limited to finances, accounting, operations and internal controls. Skadden will continue to be assisted by an independent accounting firm in the investigation.

•	The Board has established a Special Investigation Committee (“the Committee”) to oversee the third party investigation. The Committee includes independent directors Joan Larrea, Ping Wei, Charles Firlotte, David Nickols and Frank Miu.

•	The Board has appointed Joan Larrea as the Chair of the Committee. As the Chair, Ms. Larrea intends to devote fifty percent of her time to overseeing the investigation. The Board selected Ms. Larrea to head the Committee due to her independence and unique skill set, which includes fluency in Mandarin and extensive business experience in China.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Contact Information
 ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6583-7510